FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

First Majestic Silver Corp.
1805 - 925 West Georgia Street
Vancouver, BC
V6C 3L2

(the “Company” or “First Majestic”)

Item 2	Date of Material Change

April 3, 2012

Item 3	News Release

The news release was disseminated on April 3, 2012 through Marketwire.

Item 4	Summary of Material Change

The Company announced that it has entered into a definitive agreement (the "Arrangement Agreement") to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. (“Silvermex”) for a consideration of 0.0355 common shares of First Majestic (the “Exchange Ratio”) and C$0.0001 in cash per common share of Silvermex. The transaction will be implemented by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Under the terms of the Arrangement, on closing, each Silvermex shareholder will receive 0.0355 common shares of First Majestic and C$0.0001 in cash per Silvermex common share. Outstanding Silvermex options will be exchanged for First Majestic shares with a value equal to the in-the-money value of the options (based on the Exchange Ratio). Outstanding Silvermex warrants will be exchanged for First Majestic shares with a value equal to the in-the-money value of the warrants (based on the Exchange Ratio) or may be exchanged for equivalent warrants of First Majestic, at the election of the holder. Pursuant to the transaction, First Majestic will issue approximately 9.6 million First Majestic common shares valuing Silvermex at approximately C$175.4 million based on First Majestic’s 30 day volume weighted average price on April 2, 2012. Following completion of the transaction, the current First Majestic shareholders will hold approximately 91.7% of the combined company, while current shareholders of Silvermex will hold approximately 8.3%. The transaction will be carried out by way of a court- approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders, warrant holders and option holders of Silvermex voting together as a single class at a special meeting expected to take place in June 2012. In addition to shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. Silvermex has agreed to pay a termination fee to First Majestic of C$6.14 million upon the occurrence of certain termination events.

The Board of Directors of Silvermex has unanimously approved the transaction and is expected to provide a written recommendation that Silvermex shareholders vote in favour of the transaction in the information circular to be mailed to shareholders in connection with the Arrangement. Each of the directors and senior officers of Silvermex and certain shareholders of Silvermex representing approximately 21% of the issued and outstanding Silvermex securities have entered into voting agreements with First Majestic and have agreed to vote in favour of the transaction at the special meeting of Silvermex securityholders to be held to consider the Arrangement.

Full details of the Arrangement will be included in Silvermex’s information circular to be filed with the regulatory authorities and mailed to Silvermex securityholders in accordance with applicable securities laws.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Keith Neumeyer, President & CEO
Telephone: 604-688-3033

Item 9	Date of Report

April 3, 2012